September 19, 2024

David Chan
Chief Financial Officer
Lanvin Group Holdings Ltd
4F, 168 Jiujiang Road
Carlowitz & Co, Huangpu District
Shanghai, 200001, China

       Re: Lanvin Group Holdings Ltd
           Form 20-F for the Year Ended December 31, 2023
           Filed April 30, 2024
           File No. 001-41569
Dear David Chan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing